

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2014

Via E-mail
Mr. Thomas Kidrin
Chief Executive Officer
Worlds, Inc.
11 Royal Road
Brookline, MA 02445

> **Re: Worlds, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed April 1, 2014**
> **File No. 000-24115**

Dear Mr. Kidrin:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 9A. Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures, page 26

1.   We note you only include part of the definition of the term "disclosure controls and procedures" in the second sentence of this paragraph. Then in the conclusion in the third sentence you include a different part of the definition of such term. Please confirm to us that in future filings you will revise to include the entire definition consistently in these disclosures, or alternatively that you will just refer to the Rule. By way of example, you could disclose, if true, that the company carried out an evaluation, with the participation of your management, and under the supervision of your Chief Executive Officer and

Chief Financial Officer, of the effectiveness of your disclosure controls and procedures (as defined under Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act) as of the end of the period covered by this report. Based upon that evaluation, your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective as of December 31, 2013. Please provide us with an example of your proposed disclosure in your response. We refer you to Exchange Act Rule 13a-15(e).

Exhibits

General

2.   Please amend to include a consent of your independent registered public accounting firm to the incorporation by reference of their report dated April 1, 2014 in your registration statement on Form S-8 No. 333-188867.

Exhibit 31.2

3.   We note that the identification of the certifying individual at the beginning of this certification required by Exchange Act Rule 13a-14(a) also included the title of the certifying individual (i.e. Principal Accounting and Financial Officer). Please note that the language of the certifications required by Item 601(B)(31) of Regulation S-K must be provided exactly as stated therein. In future filings, the identification of the certifying individual at the beginning of the certifications should be revised so as not to include the individual's title.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Kindelan, Staff Accountant at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief